RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SELECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

Gourmet Gifts, Inc.

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

January 23, 2002

This report is furnished by the Board of Directors of Gourmet Gifts, Inc, a Nevada corporation (the "Company"), to the holders of Common Stock, $.001 par value per share, of the Company (the "Common Stock") in connection with the proposed acquisition by Gourmet Gifts, Inc., of E.M. Tool Company, Inc., (the "Acquisition"). As a condition of the Acquisition, the following persons will be appointed by the present board members to serve on the board of directors of the Company: Larry Consalvi, Joseph T. W. Gledhill and Brent Mouton.

These appointees will constitute a majority of the members of the board of directors following the Acquisition.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

This report is first being made available to shareholders on or about January 23, 2002.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as January 23, 2002, the security ownership of (i) all persons known by the Company to own beneficially 5% or more of Common Stock; (ii) all executive officers; and (iii) each director of the Company.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Common	Joe D. Thomas (1)	800,000	18.25%
	4580 S. Thousand Oaks, Dr. Salt Lake City, UT 84124
Common	Robert Deller	440,000	10%
	2017 Tremont Lane Reno, NV 89509
Common	Kim Farran	480,000	10.9%
	3250 Platte River Ct. Reno, NV 89503
Common	Officers and Directors as a Group: 1 person	800,000	18.25%

(1) Officer and/or director of the Company.

CHANGE IN CONTROL

On October 18, 2001, the then current directors Johne Phelps and Lorrie A. Miller appointed Joe D. Thomas to the board of directors and then resigned as directors and officers. Mr. Joe D. Thomas is now the sole director and officer of the Company. Mr. Thomas holds 800,000 (18.25%) shares of the Company's common stock.

DIRECTORS AND OFFICERS

PRESENT OFFICERS AND DIRECTORS. None of the Company's current officers and directors received any compensation for their services. The Board of Directors has not established any standing committees or subcommittees. All of the current directors were directors as of the close of the last fiscal year.

The following persons currently serve as officers and directors of the Company:

Joe D. Thomas

NOMINEES. As of the date of this Report, there are 4,384,00 shares of the Company's Common Stock issued and outstanding. The following persons will be appointed to serve as directors of the Company upon consummation of the Acquisition pursuant to the Company's Bylaws. Under the Bylaws, no shareholder approval is required.

The nominees as are follows:

Larry Consalvi

Joseph T.W. Gledhill

Brent Mouton

The background information on each of the nominees is as follows:

Larry Consalvi. Mr. Consalvi is a founder of Elite Machine Tool Company which began in 1991. Elite Machine Tool Company specializes in sales of industrial CNC machinery. He has extensive experience in CNC machine tools and sales. His duties at Elite include the overall responsibility for strategic planning and management and identification of CNC machinery for purchase. From 1984 until 1991, Mr. Consalvi was employed by Yamazen USA, the largest distributor of Japanese machine tools in the United States.

Joseph T.W. Gledhill. Mr. Gledhill joined Elite Machine Tool Company in August 1999. As Vice President, he is responsible for service and operations administration. He manages all aspects of refurbishment and repair operations as well as identifying CNC machinery for purchase. From February 1984 to August 1999, Mr. Gledhill was the owner and operations manager for D.J. Industries, a company providing precision machined parts to first tier manufacturers.

Brent Mouton. Mr. Mouton has been with Elite Machine Tool Company since February 1998 as General Manager. He is responsible for the administration and operations of the Company. He manages all finance and accounting functions, information technology and system and customer service. From September 1997 to August 1998, Mr. Mouton was employed by the Strata Analysts Group where he managed the sale and installation of an integrated computerized fleet and fuel management system. From November 1996 to September 1997, Mr. Mouton was self employed as a contractor in Shoemakersville, PA where he designed and built a 7,000 sq. ft. theme restaurant.

Following the Acquisition, Joe D. Thomas is expected to resign as officers and directors of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4"). Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended September 30, 2001.

Gourmet Gifts, Inc.

By Order of the Board of Directors

Joe D. Thomas

President